SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549




                                     FORM 8-A


                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                            AVERY DENNISON CORPORATION
              (Exact name of registrant as specified in its charter)


               DELAWARE                              95-1492269
       (State of incorporation)           (IRS Employer Identification No.)


              150 N. ORANGE GROVE BOULEVARD
                  PASADENA, CALIFORNIA                     91103
        (Address of principal executive offices)        (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:


           Title of each class              Name of each exchange on which
           to be so registered              each class is to be registered

       PREFERRED SHARE PURCHASE RIGHTS      PACIFIC EXCHANGE, INC.



       Securities to be registered pursuant to Section 12(g) of the Act:


                                       NONE
                                 (Title of Class)











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         Item 1.   Description of Securities To Be Registered.

                   On October 23, 1997, the Board of Directors of Avery Dennison Corporation (the "Company") declared a divi-dend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend is payable on December 17, 1997 (the "Record Date") to the stockholders of record on December 3, 1997. Each Right en-titles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $150 per one one-hundredth of a Preferred Share (the "Purchase Price"), sub-ject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

                   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired ben-eficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announce-ment of an intention to make, a tender offer or exchange of-fer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the out-standing Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evi-denced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share cer-tificate with a copy of a summary of rights (the "Summary of Rights") attached thereto.

                   The Rights Agreement provides that, until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incor-porating the Rights Agreement by reference. Until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being at-tached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribu-tion Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of


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         the Common Shares as of the close of business on the Distri-
         bution Date and such separate Right Certificates alone will evidence the Rights.

                   The Rights are not exercisable until the Distribu-tion Date. The Rights will expire on October 31, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or ex-changed by the Company, in each case, as described below.

                   The Purchase Price payable, and the number of Pre-ferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

                   Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate divi-dend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation pay-ment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 1 vote, voting together with the Common Shares. Finally, in the event of any merger, con-solidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                   Because of the nature of the Preferred Shares' div-idend and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon ex-ercise of each Right should approximate the value of one Com-mon Share.

                   In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will there-after be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.


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                   At any time after any person or group becomes an
         Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

                   With certain exceptions, no adjustment in the Pur-chase Price will be required until cumulative adjustments re-quire an adjustment of at least 1% in such Purchase Price.
         No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Com-pany, be evidenced by depositary receipts) and in lieu there-of, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                   At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial own-ership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such condi-tions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemp-tion Price.

                   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the hold-ers of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of
         (i) the sum of .001% and the largest percentage of the out-standing Common Shares then known to the Company to be ben-eficially owned by any person or group of affiliated or asso-ciated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated per-sons becomes an Acquiring Person no such amendment may ad-versely affect the interests of the holders of the Rights.

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to re-ceive dividends.

                   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by









         the Company's Board of Directors. The Rights should not in-terfere with any merger or other business combination ap-proved by the Board of Directors since the Rights may be re-deemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

                   The Rights Agreement and the press release announc-ing the declaration of the Rights are attached hereto as ex-hibits and are incorporated herein by reference. The fore-going description of the Rights is qualified in its entirety by reference to such exhibits.


         Item 2.  Exhibits.

                   1. Rights Agreement, dated as of October 23, 1997, between Avery Dennison Corporation and First Chicago Trust Company of New York, including the form of Certificate of Designations as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

                   2. Press Release, dated October 23, 1997 (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, filed October 24, 1997)



























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                                   SIGNATURE



                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Dated:  December 16, 1997

                                      AVERY DENNISON CORPORATION



                                      By:   /s/Robert G. van Schoonenberg
                                      Name:    Robert G. van Schoonenberg
                                      Title:   General Counsel and
                                               Secretary




































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                                  EXHIBIT LIST


                                                              Page No.


         1.       Rights Agreement, dated as of October
                  23, 1997, between Avery Dennison Corpo-
                  ration and First Chicago Trust Company
                  of New York, including the form of Cer-
                  tificate of Designations as Exhibit A,
                  the form of Right Certificate as Exhibit
                  B and the Summary of Rights to Purchase
                  Preferred Shares as Exhibit C.

         2.       Press Release, dated October 23, 1997
                  (incorporated by reference to Exhibit 2
                  to the Company's Current Report on Form
                  8-K, filed October 24, 1997)





































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